Filed by DoorDash, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Wolt Enterprises Oy

Commission File No.: 001-39759

The following communications were sent or made available on November 9, 2021 regarding DoorDash’s proposed acquisition (the “Acquisition”) of Wolt Enterprises Oy (“Wolt”). The communications were made by investors and/or members of the board of directors of Wolt.

This following quote will be included in the Hebrew translation of the Joint Press Release regarding the Acquisition that will be sent to Israeli Press. Quote is from Arnon Dinur, who is a Partner at 83North, an investor in Wolt.

83North Quote:

“From the get go, Wolt had the skills, mindset and team to build a company that can succeed internationally and scale at large. Wolt’s technological innovation, precise operations and customer obsession is what got them here. We’ve seen this in Israel from up close, and have been a proud backer of the company. Teaming up with DoorDash, a world leader in the industry, will be a great partnership, and a win for employees, merchants, consumers, couriers and shareholders.” Arnon Dimur, Partner, 83North

The following post was made by ICONIQ on LinkedIn. ICONIQ is an investor in Wolt.

LinkedIn Post by ICONIQ:

In early 2019 we were first introduced to “@Miki Kusi”, co-founder and CEO of “@Wolt”, the rapidly growing food delivery leader, based in Helsinki. After the very first call we were so impressed by Miki’s articulation of the Wolt vision and by the company’s truly exceptional execution, that we flew the next day to Finland. Once there, we found a team that was every bit as extraordinary as the CEO. We were very fortunate to shortly thereafter lead the Company’s Series C and to join what was becoming a remarkable journey.

It is hard to overstate how much the company has transformed since then. Wolt grew from 14 to 23 countries, including launches in Japan and Germany; saw accelerated market adoption during the pandemic, ; launched grocery delivery; and scaled the team to over 4000 employees, all while growing explosively to become a regional leader. And as Wolt grew, so did our partnership, with ICONIQ Growth investing meaningfully in the Series D and then leading the Series E late last year.

Today, we celebrate the next chapter of Wolt’s journey as it joins forces with “@DoorDash”, a technology company that connects consumers with their favorite local and national businesses in more than 7,000 cities, and a company whose culture and values resonate strongly with the Wolt team. Wolt represents an ideal foundation and leadership team to carry forward DoorDash’s international efforts, while DoorDash’s platform, leading growth and scale in the US, and cultural alignment with Wolt make them a perfect partner in an industry increasingly operated at global scale. We foresee very significant value creation ahead as the Wolt and DoorDash teams come together to become the global leader in local, on-demand delivery.

It has been an enormous privilege to work with Miki, “@Riku Makela”, and “@Marianne Vikkula”, who are truly special leaders, and with the rest of the equally exceptional Wolt team.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Annual Report on Form 10-K for the year ended December 31, 2020 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

DoorDash will file with the SEC a registration statement on Form S-4, which will include a prospectus of DoorDash. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DOORDASH, WOLT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.